Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATIONS OF SERIES A JUNIOR PARTICIPATING
PREFERRED STOCK
OF
EXPRESS SCRIPTS, INC.
          Express Scripts, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, does hereby certify:
          FIRST: No shares of Series A Junior Participating Preferred Stock of the Company have, as of the date of this certificate, been issued.
          SECOND: The following resolution was duly adopted by the Board of Directors of the Company on December 18, 2009:
          “RESOLVED, that the Certificate of Designations of Series A Junior Participating Preferred Stock of Express Scripts, Inc. (the “Series A Certificate of Designations”) be, and it hereby is, amended by deleting Section 10 of the Series A Certificate of Designations in its entirety and replacing it with the following:
“Section 10. Amendment. If any proposed amendment to the Certificate of Incorporation (including this Certificate of Designations) would alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely, then the holders of the Series A Preferred Stock shall be entitled to vote separately as a class upon such amendment, and the affirmative vote of a majority of the outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be necessary for the adoption thereof, in addition to such other vote as may be required by the General Corporation Law of the State of Delaware.”
          IN WITNESS WHEREOF, said Express Scripts, Inc. has caused this certificate to be signed by George Paz, Chief Executive Officer, an Authorized Officer, this 18th day of December, 2009.

Date: December 18, 2009	By:	/s/ George Paz
George Paz
Chief Executive Officer